

Mail Stop 4631

December 10, 2009

Mr. Alonso Quintana Kawage
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico

> **RE:** **Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 12, 2009**
> **File # 1-11808**

Dear Mr. Kawage:

We have reviewed your response letter dated November 19, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F/A for the fiscal year ended December 31, 2008
Note 29. Differences Between Mexican Financial Reporting Standards and Accounting
Principles Generally Accepted in the United States of America, page F-57

General

1.  We note from your response to our prior comment nine that the redemption value of your redeemable shares has historically been larger than the value of the noncontrolling interest under ARB 51. Please provide us with a more specific and comprehensive discussion of how you considered the materiality of the potential adjustments in relation to U.S. GAAP financial information in determining that

the adjustments did not need to be recorded for U.S. GAAP purposes and reflected in the U.S. GAAP reconciliation.

Statement of Cash flows, page F-69

2.  We note your response to our prior comment 10.  Please provide us with a more specific and comprehensive discussion regarding how you considered Article 5-02 of Regulation S-X in determining whether the cash and cash equivalents related to ICA-Fluor and Rodio Kronsa should be classified as restricted cash.  In this regard, we note your disclosure on page 57 that the use of these cash and cash equivalents requires the consent of other shareholders.  Therefore, it appears that the withdrawal of these balances is restricted.  Please provide us more details regarding the shareholder agreements and how consent for the use of the related cash and cash equivalents is attained.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief